SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to Form N-8A

NOTIFICATION OF AMENDMENT TO REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending its registration, filed on November 15, 2002 (File No. 811-21254), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment to its registration submits the following information:

Name: WoodmenLife Variable Annuity Account (formerly known as Woodmen Variable Annuity Account)

Address of Principal Business Office:

1700 Farnam St.

Omaha, NE 68102

Telephone Number: 402-342-1890

Name and Address of Agent for Service of Process:

Matthew E. Ellis, Esq.

Woodmen of the World Life Insurance Society

1700 Farnam St.

Omaha, NE 68102

Copy to:

Mary Jane Wilson-Bilik, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth St., NW, Suite 700

Washington, DC 20001-3980

202-383-0660

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, Woodmen of the World Life Insurance Society has caused this notification of amendment to registration to be duly signed on behalf of Registrant in the City of Omaha and State of Nebraska this 1st day of June, 2015.

WoodmenLife Variable Annuity Account

(formerly known as Woodmen Variable Annuity Account)

(Name of Registrant)

By Woodmen of the World Life Insurance Society

(Name of Depositor)

By:	/s/ Robert T. Maher
Robert T. Maher
Director, Executive Vice President Finance/Treasurer

Attest:	/s/ Nicholas C. Olari
Nicholas C. Olari
Staff Attorney